SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of October 23, 2003

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No    X

KLM GROUP REPORTS SECOND QUARTER OPERATING PROFIT OF EUR 131 MILLION NET PROFIT INCREASED FROM EUR 86 MILLION TO EUR 90 MILLION
CASH FLOW AND FINANCING
RESULTS OF SALE OF HOLDINGS
FLEET RENEWAL PROGRAM: UPDATE
STRUCTURAL MEASURES: UPDATE
CORPORATE GOVERNANCE
OUTLOOK
UPCOMING EVENTS
WARNING ABOUT FORWARD-LOOKING STATEMENTS
KEY FINANCIAL DATA
CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
CHANGES IN STOCKHOLDERS’ EQUITY
NOTES TO THE OPERATING EXPENSES
AIRLINE OPERATING DATA
BUSINESS SEGMENTATION*
SIGNATURES

KLM GROUP REPORTS SECOND QUARTER OPERATING PROFIT OF EUR 131 MILLION
NET PROFIT INCREASED FROM EUR 86 MILLION TO EUR 90 MILLION

AMSTELVEEN, THE NETHERLANDS, OCTOBER 23, 2003 — KLM Group today reported an operating profit of EUR 131 million for the second quarter, ended September 30, 2003. This compares to an operating profit of EUR 141 million last year. Second quarter net profit amounted to EUR 90 million, or EUR 2.03 per common share. This compares to a net profit of EUR 86 million, or EUR 1.88 per common share last year.

The operating environment in the second quarter remained challenging. The aftermath of SARS continued to have its impact on the Group’s operating revenues (EUR 1,619 million; minus 12 percent on last year), although less pronounced than in the first quarter of the fiscal year (minus 16 percent). Yields continued to be under pressure, albeit that manageable yields started to improve year-on-year towards the end of the quarter. At the same time, traffic volumes gradually recovered through July and August, with less robust volumes in the month of September.

Group operating expenses declined by 13 percent, as a result of lower capacity levels, as well as the initial effects of the implementation of the Group’s structural cost savings program.

The Group’s operating margin and EBITDAR margin in the second quarter improved year-on-year to 8.1 percent and 18.2 percent respectively.

Leo van Wijk, President and CEO of KLM, said: ‘Our second quarter results confirm that the Group takes the necessary steps to implement the structural cost saving measures. Against the background of a difficult operating environment, we continued to focus on our costs, and were successful in limiting the effects of lower revenues on our operating income, while at the same time improving our margins. As the industry outlook is still fragile, we will remain committed to deliver on our cost savings program to improve our financial performance.’

Operating profit for the six-months period ended September 30, 2003 was EUR 65 million, which compares to an operating profit of EUR 182 million last year. Net profit for this period amounts to EUR 36 million, or EUR 0.80 per common share, and compares to a net profit of EUR 97 million, or EUR 2.12 per common share last year.

SECOND QUARTER FINANCIAL PERFORMANCE OF KLM’S BUSINESSES

Passenger Business

In the second quarter, passenger operating revenues of EUR 1,144 million were down 9 percent on last year. Traffic revenues decreased by 11%, which is the result of lower traffic (minus 3 percent) and lower yields (minus 8 percent, including currency effects). Manageable yields (excluding currency effects) were only 1 percent lower than last year, albeit that for September they were above last year’s level for the first time in this fiscal year. The year-on-year decrease in manageable yields was most pronounced on the European routes, but showed a modest increase on intercontinental routes. The recovery in manageable yields was most visible on the Asia Pacific route area, where traffic volumes were favored at the expense of yield in the first two months of the quarter, with a strong yield recovery towards the end of the quarter.

Operating expenses were EUR 1,028 million, down 9 percent on last year. Unit cost in the second quarter declined by 6 percent. Without currency effects, unit cost was down 1 percent, in spite of a 3 percent capacity decrease.

Passenger Business operating profit in the second quarter was EUR 116 million. This compares to an operating profit of EUR 122 million last year.

Cargo Business

In the second quarter, cargo operating revenues amounted to EUR 253 million, a decrease of 4 percent compared to last year. The revenue decrease is mainly driven by lower yields, which declined by 9 percent year-on-year (2 percent without currency effects). A 6 percent increase in cargo traffic could only in part compensate for the lower yield. Due to the continuous weak European economy, especially European outbound traffic continued to be under pressure. The increase in traffic is mainly the result of the successful introduction of the two new freighters on Asia / Pacific routes.

Cargo operating expenses of EUR 240 million were 2 percent lower than last year. Unit cost was down 8 percent year-on-year. On a capacity increase of 6 percent, unit cost was down 2 percent without currency effects. Cargo Business reported an operating profit of EUR 13 million, which is EUR 5 million lower than last year.

In September, KLM Cargo and China Southern Airlines announced new joint long-haul 747-freighter services between Amsterdam and Shanghai. These new services, which started on October 15, 2003, further cement the close relationship between KLM and China Southern that allows KLM Cargo to establish itself better in the world’s fastest growing cargo market.

Engineering & Maintenance Business

Engineering & Maintenance continued to suffer from current trading conditions. Second quarter’s operating revenues of EUR 209 million were 13 percent lower than last year, mainly the result of fewer flight hours and less time and material work, both from KLM and third parties. As in the first quarter also the weaker US dollar significantly impacted Engineering & Maintenance’s operating result.

Operating expenses were down 13 percent on last year, and offset for the greater part the reduction in operating revenues. The decline in operating expenses reflects both a reduction in direct costs as well as overhead.

Engineering & Maintenance reported an operating profit for the second quarter of EUR 9 million, compared to an operating profit of EUR 11 million last year.

Transavia (Charter and Low Cost Business)

Second quarter operating revenues of EUR 156 million were 11 percent lower than last year. In the charter segment Transavia continued to suffer from the low booking levels of earlier this calendar year and also from the absence of a recovery in demand during the quarter. The weak economy and the excellent summer weather in the Netherlands were the main reasons. Increased competition in the low cost market and surplus capacity in this segment resulted in pressure on BASIQ AIR’s traffic volumes and yields.

Operating expenses declined by 8 percent, and amounted to EUR 131 million. Transavia’s unit cost was down 11 percent year-on-year.

Transavia’s operating profit amounted to EUR 25 million, which compares to EUR 32 million last year.

In response to the structural changes in its operating environment, Transavia announced in September a plan to improve productivity and to further reduce costs beyond the 10% reduction already put in place. The plan covers cost savings of more than EUR 14 million including a reduction of 70 out of 450 jobs within the ground organization over the next two years.

CASH FLOW AND FINANCING

Cash Flow and Liquidity Position

Second quarter’s cash flow from operating activities was EUR 165 million positive. Net investing cash flow amounted to EUR 75 million. Therefore, free cash flow in the second quarter was EUR 90 million positive. Financing cash flow was EUR 168 million negative, mainly due to long term debt repayments with respect to financial leases.

As of September 30, 2003, KLM Group had cash and cash equivalents totaling EUR 845 million, of which EUR 533 million is in cash and EUR 312 million is in Triple A bonds and long term deposits.

Financial Position

During the second quarter of fiscal 2003/04, KLM’s net-debt position decreased by EUR 78 million to EUR 2,962 million on September 30, 2003. Group equity increased by EUR 20 million to EUR 1,497 million. KLM’s gearing (net debt as a percentage of group equity) went from 216 percent at June 30, 2003 to 198 percent at September 30, 2003.

RESULTS OF SALE OF HOLDINGS

Results on sale of holdings of EUR 12 million partly relates to the book profit made on the sale of KLM’s stake of 9 percent in TUI Nederland NV, which was announced on September 16, 2003 (EUR 6 million). Furthermore, KLM released EUR 6 million from provisions, relating to holdings that have been sold in the past few years. These provisions were initially set up to cover any warranties subsequent to the sale.

FLEET RENEWAL PROGRAM: UPDATE

On October 25, 2003, KLM will welcome its first Boeing 777-200ER, which will start operating on the Toronto route. In the remainder of this calendar year, three Boeing 777-200ERs will be delivered. The last Boeing 747-300 will retire from KLM’s fleet on December 1, 2003.

Due to changing market circumstances, KLM decided to extend phase two of its fleet renewal program, which is due to start in April 2005 and is now anticipated to run until calendar year 2012. As a consequence, KLM will delay the phasing out of its MD-11 aircraft (which is the youngest aircraft type of the three that are part of the renewal program) from 2008 to 2012 and therefore defer capex requirements of in excess of EUR 1 billion.

STRUCTURAL MEASURES: UPDATE

On May 8, 2003, KLM Group announced its plans to implement a structural cost savings program, aimed at an operating income improvement of EUR 650 million and a reduction of jobs of 4,500 FTEs as from April 1, 2005. The Group reconfirms its targets for the current fiscal year of EUR 200 million in cost savings and a reduction of 3,000 FTEs. As at September 30, 2003, EUR 62 million of cumulative cost savings, which include a reduction of almost 1,400 FTEs, have been realized (of which EUR 36 million and approximately 600 FTEs in the current quarter).

CORPORATE GOVERNANCE

KLM’s Supervisory Board has decided to appoint Mr. Kees van Lede as vice-chairman of the Supervisory Board. Mr. van Lede has been a member of the Supervisory Board since June 2003.

OUTLOOK

We expect the uncertain economic environment to continue for the remainder of this fiscal year. However we are confident that the structural cost saving measures, identified to be realized this fiscal year, will be successfully implemented. We reconfirm the expectation that the operating income for fiscal year 2003/04 will be approximately break even.

This report is unaudited.

Amstelveen, October 23, 2003	The Board of Managing Directors

UPCOMING EVENTS

Press Conference on Half Year Results for fiscal year 2003/04

A press conference for financial media will be held on Thursday, October 23, 2003 at 9.30 hours am CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the press conference. The press conference is also accessible via live audio webcast on the KLM Investor Relations website at http://investorrelations.klm.com, under ‘Events and Presentations’.

Analyst Meeting on Half Year Results for fiscal year 2003/04

An analyst meeting will be held on Thursday, October 23, 2003 at 3:30 hours pm CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the analyst meeting. The meeting will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under ‘Events and Presentations’.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S.

Securities and Exchange Commission could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

NOTE TO THE EDITORS: Financial and Statistical Data can be found at http://investorrelations.klm.com

For more information, contact Investor Relations at 31 20 649 3099, or Media
Relations at 31 20 649 4545 For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended		Six months ended
	September 30		September 30

(in millions of euros)	2003	2002	2003	2002

Operating revenues	1,619	1,846	3,036	3,532
Operating expenses before depreciation and long term rentals	1,325	1,525	2,647	3,005

EBITDAR	294	321	389	527
Depreciation and long term rentals	163	180	324	345

Operating income	131	141	65	182
EBITDAR as a % of operating revenues	18.2	17.4	12.8	14.9
Operating income as a % of operating revenues	8.1	7.6	2.1	5.2
Pretax income	127	124	47	141
Net income	90	86	36	97
Per common share (EPS)*	2.03	1.88	0.80	2.12
Cash flow from operating activities	165	253	140	454
Cash flow from investing activities	(75)	(124)	(193)	(404)
Free cash flow	90	129	(53)	50
Interest coverage ratio	7.1	7.2	2.1	4.0
Average number of Staff KLM Group (fte)
- permanent	30,153	31,613	30,332	31,557
- temporary	1,557	1,575	1,721	1,518

Employed by KLM	31,710	33,188	32,053	33,075
- agency staff	1,143	1,743	1,098	1,574

	32,853	34,931	33,151	34,649

	September 30, 2003	March 31, 2003

Stockholders’ equity (in millions of euros)	1,496	1,476
Per common share	34.03	32.91
Average number of common shares used for data per share calculations (fully diluted)	44,188,157	45,070,544
Net debt-to-equity ratio (%)	198	195
Cash Position
Cash and marketable securities	533	608
Triple A bonds and long term deposits	312	311

	845	919
Number of Staff KLM Group (fte)**
- permanent	30,026	31,068
- temporary	1,421	1,952

Employed by KLM	31,447	33,020
- agency staff	1,114	1,443

	32,561	34,463

*	After taking other rights to a share in net income and equity into account. Based on new accounting rules, which became effective as of April 1, 2003, earnings per share calculations should exclude repurchased own shares. Previous year’s figures have been restated for ease of comparison

**	March 31, 2003 figures include 527 fte’s of buzz

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended		Six months ended
	September 30		September 30

(in millions of euros)	2003	2002	2003	2002

Operating revenues	1,619	1,846	3,036	3,532
Operating expenses	1,488	1,705	2,971	3,350

Operating income	131	141	65	182
Financial income and expense	(21)	(20)	(44)	(47)
Results on sale of assets	(3)	(1)	7	(2)
Results of holdings	8	4	7	6
Results on sale of holdings	12	—	12	2

Pretax income	127	124	47	141
Taxes	(37)	(38)	(11)	(44)

Net income	90	86	36	97

Attributable to holders of preferred stock	1	1	1	1
Attributable to holders of common stock	89	85	35	96

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended		Six months ended
	September 30		September 30

(in millions of euros)	2003	2002	2003	2002

Net income	90	86	36	97
Depreciation	112	125	220	242
Changes in provisions	34	37	8	42
Changes in operating working capital	(42)	10	(65)	93
Results of holdings	(8)	(4)	(7)	(6)
Results on sale of holdings	(12)	—	(12)	(2)
Other changes	(9)	(1)	(40)	(12)

Cash flow from operating activities	165	253	140	454
Net capital expenditures on intangible fixed assets	(2)	(5)	(4)	(16)
Net capital expenditures on tangible fixed assets	(92)	(114)	(202)	(375)
Net capital changes in holdings	19	(5)	11	(13)
Changes in the group of consolidated holdings	—	—	2	—

Cash flow from investing activities	(75)	(124)	(193)	(404)
Free cash flow	90	129	(53)	50
Cash flow from financing activities	(168)	(166)	(22)	(121)

Changes in cash and marketable securities	(78)	(37)	(75)	(71)

Net capital expenditures on tangible fixed assets for the six months ended September 30, 2003 include the purchase of two Boeing 747-400ER freighters and two Boeing 737-700 aircraft. Three Boeing 757-200 aircraft were sold. Prepayments were made on one Boeing 747-400 Freighter, four Boeing 777-200 and six A330-220 aircraft.

CONSOLIDATED BALANCE SHEET

(in millions of euros)	September 30, 2003		March 31, 2003

Fixed assets
Intangible fixed assets	60		66
Tangible fixed assets	4,985		4,982
Financial fixed assets	1,227		1,289

		6,272		6,337
Current assets
Operating supplies	211		222
Accounts receivable	878		998
Cash and marketable securities	533		608

	1,622		1,828
Current liabilities	1,869		2,190

Current assets less current liabilities		(247)		(362)

Assets less current liabilities		6,025		5,975

Long-term debt
Subordinated perpetual debt	509		544
Other long-term debt	3,539		3,427

		4,048		3,971
Provisions		268		271
Deferred credits		212		256
Group equity		1,497		1,477

		6,025		5,975

CHANGES IN STOCKHOLDERS’ EQUITY

(in millions of euros)	2003/04	2002/03

Balance at March 31	1,476	1,992
Distribution to shareholders	(6)	(11)
Allocation from net income	36	97
Exchange rate differences/other	(10)	(42)

Balance at September 30	1,496	2,036

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE OPERATING EXPENSES

Operating expenses

	Three months ended			Six months ended
	September 30			September 30

(in millions of euros)	2003	2002	%Change	2003	2002	%Change

Salaries and benefits	478	471	1	967	938	3
Hired personnel	15	28	(46)	33	52	(37)

Labour costs	493	499	(1)	1,000	990	1
Materials and consumables	93	119	(22)	184	235	(22)
Commercial costs	95	139	(32)	191	269	(29)
Landing fees and navigation charges	137	145	(6)	268	282	(5)
Third-party handling costs	57	55	4	115	119	(3)
Work by third parties	112	136	(18)	217	256	(15)
Housing, vehicles and Inventories	33	36	(8)	68	77	(12)
Commercial cooperation	14	34	(59)	16	55	(71)
Ad hoc aircraft -/ truck rentals	22	25	(12)	46	54	(15)
Other operating expenses	65	104	(38)	146	214	(32)

	1,121	1,292	(13)	2,251	2,551	(12)
Aircraft fuel	204	233	(12)	396	454	(13)

Operating expenses before Depreciation and long term rentals	1,325	1,525	(13)	2,647	3,005	(12)
Depreciation	112	125	(10)	220	242	(9)
Operational aircraft lease expenses	42	47	(11)	87	87	0
Long term property rentals	9	8	13	17	16	6

Depreciation and long term rentals	163	180	(9)	324	345	(6)
Total operating expenses	1,488	1,705	(13)	2,971	3,350	(11)

•	Salaries and benefits showed a year-on-year increase of 1%, which is mainly the combined effect of a reduction in staff numbers, wage increases and higher pension costs.

•	Cost of materials and consumables decreased mainly as a result of a lower US-dollar exchange rate.

•	The decrease of commercial costs was mainly due to lower passenger traffic revenues and lower sales commissions.

•	Fuel costs decreased by 12% compared to prior-year, reflecting the mixed impact of higher prices for jet fuel, lower volumes and a lower US-dollar exchange rate.

AIRLINE OPERATING DATA

	Three months ended			Six months ended
	September 30			September 30

KLM*	2003	2002	%Change	2003	2002	%Change

Traffic (in millions of RTKs)	2,661	2,645	1	5,025	5,102	(2)
Capacity (in millions of ATKs)	3,318	3,300	1	6,406	6,438	(0)
Load factor (%)	80.2	80.2		78.4	79.2
Break-even load factor (%)	74.5	74.8		78.5	76.1
Yield per RTK (in cents)	49.0	54.4	(10)	48.5	54.6	(11)
Excluding currency effects			(3)			(4)
Unit revenues per ATK (in cents)	39.3	43.7	(10)	38.1	43.3	(12)
Excluding currency effects			(3)			(4)
Unit costs per ATK (in cents)	36.6	40.7	(10)	38.1	41.6	(8)
Excluding fuel price effects			(11)			(9)
Excluding currency effects			(4)			(2)
Excluding fuel price and currency effects			(5)			(3)
Margin per ATK (in cents)	2.7	3.0		—	1.7

*	Operating data of KLM, KLM cityhopper and KLM cityhopper uk; unit revenues and unit costs before joint venture settlements

BUSINESS SEGMENTATION*

	Three months ended			Six months ended
	September 30			September 30

(in millions of euros, unless stated otherwise)	2003	2002	%Change	2003	2002	%Change

PASSENGER BUSINESS
Operating revenues	1,144	1,256	(9)	2,104	2,413	(13)
- of which traffic revenues	1,069	1,199	(11)	1,963	2,295	(14)
Operating income	116	122		80	173
Traffic (in millions of RPKs)	15,874	16,331	(3)	28,951	30,657	(6)
Capacity (in millions of ASKs)	18,905	19,448	(3)	36,167	37,489	(4)
Passenger load factor (%)	84.0	84.0		80.0	81.8
Yield per RPK (in cents)	6.7	7.3	(8)	6.8	7.5	(9)
Excluding currency effects			(1)			(2)
Unit revenues per ASK (in cents)	5.7	6.2	(8)	5.4	6.1	(11)
Excluding currency effects			(1)			(4)
Unit costs per ASK (in cents)	5.1	5.4	(6)	5.2	5.6	(6)
Excluding currency effects			(1)			2
CARGO BUSINESS
Operating revenues	253	264	(4)	512	535	(4)
- of which traffic revenues	236	245	(4)	477	496	(4)
Operating income	13	18		27	38
Traffic (in millions of RTFKs)	1,086	1,025	6	2,144	2,051	5
Capacity (in millions of ATFKs)	1,521	1,435	6	2,997	2,865	5
Cargo load factor (%)	71.4	71.4		71.5	71.6
Yield per RTKF (in cents)	21.7	23.8	(9)	22.2	24.1	(8)
Excluding currency effects			(2)			1
Unit revenues per ATKF (in cents)	15.5	17.0	(9)	15.9	17.2	(8)
Excluding currency effects			(2)			1
Unit costs per ATKF (in cents)	14.6	15.8	(8)	15.0	16.0	(6)
Excluding currency effects			(2)			(1)
TRANSAVIA
Operating revenues	156	175	(11)	282	312	(10)
- of which traffic revenues	145	170	(15)	261	303	(14)
Operating income	25	32		33	47
Traffic (in millions of RPKs)	2,913	3,112	(6)	5,044	5,401	(7)
Capacity (in millions of ASKs)	3,641	3,776	(4)	6,571	6,801	(3)
Passenger load factor	80.0	82.4		76.8	79.4
Yield per RPK (in cents)	5.0	5.5	(9)	5.2	5.6	(7)
Unit revenues per ASK (in cents)	4.0	4.5	(11)	4.0	4.5	(11)
Unit costs per ASK (in cents)	3.3	3.7	(11)	3.5	3.8	(8)
ENGINEERING & MAINTENANCE
Operating revenues**	209	240	(13)	418	490	(15)
Operating income	9	11		6	26

*	Operating revenues includes intersegment revenues

**	Of which approximately 35% relates to third party revenues

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 23, 2003	By /s/ R.A. Ruijter
Name: R.A. Ruijter
Title: Managing Director & CFO

By /s/ J.E.C. de Groot
Name: J.E.C. de Groot
Title: General Secretary a.i